[redacted]

11018863

BD

SEC Mail Processing Section

FEB 28 2011

Washington, DC 110

* pls 3/18

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35976

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2010** (MM / DD / YY) AND ENDING **12/31/2010** (MM / DD / YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **KDC MERGER ARBITRAGE FUND, LP**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 THIRD AVENUE - SUITE 1000
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GLEN M. FRIEDMAN **212-350-0262**
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS, LLP
(Name – *if individual, state last, first, middle name)*

300 MADISON AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/18

OATH OR AFFIRMATION

I, **GLEN M. FRIEDMAN**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **KDC MERGER ARBITRAGE FUND, LP**, as of **DECEMBER 31** 20**10**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

JENNIFER ECCLES
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01EC6211153
Qualified in New York County
Commission Expires September 14, 2013

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KDC Merger Arbitrage Fund, LP
Consolidated Statement of Financial Condition
December 31, 2010

(Expressed in U.S. Dollars)

Assets		
Cash		$ 59,144,303
Investments owned, at fair value (cost $147,166,066)		
Investments owned ($8,670,330 held as collateral)	$ 87,622,232	
Investments owned, held by clearing broker	710,925	88,333,157
Receivable from brokers, dealers and clearing organizations		774,393,954
Dividends and interest receivable		532,038
Furniture and equipment, at cost, net of accumulated depreciation of $1,957,671		165,894
Receivable pursuant to expense limitation agreement		1,515,411
Other assets		498,732
Total assets		$ 924,583,489
Liabilities and Partners' Capital		
Liabilities		
Bank loans		$ 5,000
Investments sold, but not yet purchased, at fair value (proceeds $99,115,774)		32,636,077
Payable to brokers, dealers and clearing organizations		784,422,183
Dividends and interest payable		341,870
Unincorporated business tax payable		74,232
Withdrawals payable		20,982,916
Other liabilities		1,635,962
Total liabilities		840,098,240
Partners' capital		84,485,249
Total liabilities and partners' capital		$ 924,583,489

The accompanying notes are an integral part of this consolidated financial statement.

KDC Merger Arbitrage Fund, LP
Consolidated Condensed Schedule of Investments
December 31, 2010

(Expressed in U.S. Dollars)

Shares or Principal Amount	Description	Fair Value	Percent of Partners' Capital
	Investments Owned		
	Common Stocks		
	United States		
	Banks	$ 1,892,714	2.24%
	Biotechnology	2,855,120	3.37%
	Catalog and Mail Order Houses	1,800,000	2.13%
	Communications Equipment and Service	2,622,250	3.10%
	Computer Equipment and Service	2,758,250	3.27%
	Conglomerates	59,844	0.07%
	Drugs and Pharmaceuticals	2,850,750	3.37%
	Energy and Utilities	2,585,485	3.06%
	Equipment	1,249,200	1.48%
	Financial Services	782,550	0.93%
	Food and Groceries	5,071,930	6.00%
	Indices	825,384	0.98%
	Insurance	1,885,600	2.23%
	Manufacturing	5,108,400	6.05%
	Oil and Gas Equipment and Service	548,400	0.65%
	Personal Services	986,740	1.17%
	Software and Service	5,249,250	6.21%
	Telecommunications Service and Equipment		
603,750	Motorola Inc.	5,476,013	6.48%
	Other	757,800	0.90%
	Other	12,049	0.01%
	Total United States (cost $67,411,735)	45,377,729	53.70%
	Canada		
	Industrial Metals and Minerals (cost $705,668)	710,310	0.84%
	France		
	Telecommunications Service and Equipment (cost $27,553,805)	304,691	0.36%
	Switzerland		
	Medical Instruments and Supplies (cost $3,933,830)	4,085,000	4.84%
	United Kingdom		
	Telecommunications Service and Equipment		
753,375	Vodafone Group Public Ltd. Co. (cost $29,419,552)	19,919,235	23.58%
	Total common stocks (cost $129,024,590)	$ 70,396,965	83.32%

The accompanying notes are an integral part of this consolidated financial statement.

KDC Merger Arbitrage Fund, LP
Consolidated Condensed Schedule of Investments
December 31, 2010

(Expressed in U.S. Dollars)

Shares or Principal Amount	Description	Fair Value	Percent of Partners' Capital
	Investments Owned (continued)		
	Fixed Income Securities		
	United States		
	Financial Services	$ 486,440	0.58%
	Total fixed income securities (cost $502,629)	486,440	0.58%
	Government Bonds		
	United States		
	U.S. Treasury Bill	2,996,454	3.55%
	Total government bonds (cost $3,000,412)	2,996,454	3.55%
	Municipal Bonds		
	United States		
4,690,000	New Jersey State Transportation Authority, 6.0% due 12/15/2016	4,936,413	5.84%
	Other	9,364,814	11.08%
	Total municipal bonds (cost $14,637,610)	14,301,227	16.92%
	Warrants and Rights		
	United States		
	Other (cost $0)	151,456	0.18%
	Germany		
	Medical/Pharmaceutical (cost $0)	615	0.00%
	Total warrants and rights (cost $0)	152,071	0.18%
	Equity Options		
	United States		
	Banks	-	0.00%
	Computer Equipment and Service	-	0.00%
	Total equity options (cost $825)	-	0.00%
	Total investments owned (cost $147,166,066)	$ 88,333,157	104.55%

The accompanying notes are an integral part of this consolidated financial statement.

KDC Merger Arbitrage Fund, LP
Consolidated Condensed Schedule of Investments
December 31, 2010

(Expressed in U.S. Dollars)

Shares or Principal Amount	Description	Fair Value	Percent of Partners' Capital
	Investments Sold, But Not Yet Purchased		
	Common Stocks		
	United States		
	Banks	$ (941,634)	-1.11%
	Food and Groceries	(2,217,868)	-2.63%
	Machinery	(2,075,884)	-2.46%
	Telecommunications Service and Equipment		
(603,789)	Motorola Inc.	(5,476,366)	-6.48%
	Total United States (proceeds $35,060,348)	(10,711,752)	-12.68%
	Canada		
	Banks (proceeds $897,471)	(904,598)	-1.07%
	France		
	Telecommunications Service and Equipment (proceeds $28,925,959)	(304,667)	-0.36%
	Switzerland		
	Medical Instruments and Supplies (proceeds 736,332)	(795,825)	-0.94%
	United Kingdom		
	Telecommunications Service and Equipment		
(753,375)	Vodafone Group Public Ltd. Co. (proceeds $33,495,574)	(19,919,235)	-23.58%
	Total common stocks (proceeds $99,115,684)	(32,636,077)	-38.63%
	Equity Options		
	United States		
	Data Storage (proceeds $90)	-	0.00%
	Total investments sold, but not yet purchased (proceeds $99,115,774)	$ (32,636,077)	-38.63%

Note: Approximately $28.8 million of investments owned and investments sold, but not yet purchased, are identical investments.

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization and Activities

KDC Merger Arbitrage Fund, LP (the "Partnership"), a Delaware limited partnership formed on March 12, 1981, is registered as a broker-dealer under Federal and New York State securities laws and as an investment adviser under the Investment Advisers Act of 1940. The Partnership engages primarily in risk arbitrage investing (i.e., investing in the securities of public companies which are the subjects of announced mergers), the related trading of securities and options, and securities lending.

In January 2009, Class B Interests were created for investors who want to participate in profits derived exclusively from the Partnership's securities lending business. Class B Interests are only issued to an affiliated entity, KDC Alpha Securities Fund, LP ("Alpha"), a Delaware limited partnership. Alpha invests substantially all of its assets in the Partnership and had a 65.6% interest in the Partnership at December 31, 2010. All of the limited partnership interests in the Partnership prior to January 2009 were Class A Interests.

Kellner DiLeo & Co., LLC is the General Partner ("General Partner") of the Partnership.

2. Significant Accounting Policies

Basis of Presentation

The Partnership's records are maintained on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America. The Partnership has evaluated subsequent events through February 25, 2011.

Basis of Consolidation

The consolidated financial statements include the accounts of the Partnership and its wholly owned subsidiary KDC (UK) Limited. The Partnership and its subsidiary are collectively referred to hereinafter as the Partnership. All material intercompany balances and transactions have been eliminated in consolidation.

Cash

Cash includes cash held on deposit. These balances are held at two commercial banks and, at times, may exceed FDIC insurable limits.

Investment Transactions

Financial instruments, including options, are recorded at fair value. Purchases and sales of financial instruments are recorded on a trade-date basis. Dividends on investments owned and on investments sold, but not yet purchased, are recognized on the ex-dividend date.

Investments which are listed on a national securities exchange are valued by the Partnership at their last sale price on the date of valuation, or, if no sales occurred on that date, at the mean "bid" and "asked" prices on that date. Investments for which quotations are not readily available or whose quotes are deemed to be inappropriate by the General Partner, are valued at estimated fair value as determined in good faith by the General Partner, based on, among other things, the type of investment or underlying investment, marketability (or absence thereof), cost and quotations from outside brokers. The fair value of financial instruments determined by the General Partner is based upon available information and is not necessarily indicative of an amount that the Partnership could realize in a current transaction. Because of the inherent uncertainty of valuation for these investments, the estimated fair value may not necessarily represent amounts that might be ultimately realized, since such amounts depend on future circumstances, and the difference could be material.

Securities Lending Activities
Securities borrowed and securities loaned are carried at the amount of cash collateral advanced or received in connection with the transactions and are included in receivables from and payables to brokers and dealers in the Consolidated Statement of Financial Condition. Securities borrowed transactions require the Partnership to deposit cash collateral with the lender. With respect to securities loaned, the Partnership receives cash collateral from the borrower. The initial collateral advanced or received approximates or is greater than the fair value of securities borrowed or loaned. The Partnership monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary.

Securities Purchased Under Agreements to Resell
Transactions involving purchases of securities under agreements to resell are treated as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest. As of December 31, 2010 the Partnership had a reverse repurchase agreement with Mizuho Securities USA Inc. with a market value of $33,974,443 collateralized by a cash deposit of $34,000,000.

Foreign Currency Translation
The accounts of the Partnership are maintained in U.S. dollars. Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign currency exchange rates.

Fixed Assets
Depreciation of furniture and equipment is computed by using the straight-line method over the estimated useful lives of the related assets (generally five to seven years). Computer equipment is depreciated over five years. Communications equipment is depreciated over ten years.

In-Kind Subscriptions
During the year, the Partnership received marketable securities with a fair value of $13,514,097 as of the dates of their contribution. They were recorded as in-kind contributions from Class B interests. At the end of December, 2010 the Partnership received securities as contributions in advance from investors which were valued at $2,018,670 as of December 31, 2010.

Withdrawals Payable
The Partnership recognizes withdrawals pursuant to accounting for certain financial instruments with characteristics of both liabilities and equity. Withdrawals are recognized as liabilities, net of incentive allocation, when the amount requested in the withdrawal notice becomes fixed. This generally may occur either at the time of the receipt of the notice, or on the last day of a fiscal period, depending on the nature of the request. As a result, withdrawals paid after the end of the year, but based upon year-end capital balances are reflected as withdrawals payable at December 31, 2010. Withdrawal notices received for which the dollar amount is not fixed remains in capital until the amount is determined. Withdrawals payable are treated as capital for purposes of allocations of gains and losses pursuant to the Partnership's governing documents.

Income Taxes
The Partnership itself is not subject to U.S. Federal income taxes; each Partner is individually liable for income taxes, if any, on its share of the Partnership's net taxable income. Interest, dividends and other income realized by the Partnership from non-U.S. sources and capital gains realized on the sale of the securities of non-U.S. issuers may be subject to withholding and other taxes levied by the jurisdiction in which the income is sourced.

Certain activities of the Partnership have caused the Partnership to be subject to New York City Unincorporated Business Tax at a rate of 4% of adjusted net taxable income.

The General Partner files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Partnership is subject to examination by federal, state, local and foreign jurisdictions, where applicable.

In accordance with authoritative guidance under US GAAP, the Partnership adopted the authoritative guidance on accounting for and disclosure of uncertainty in tax positions on January 1, 2009, which required the General Partner to determine whether a tax position of the Partnership is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. As of December 31, 2010, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations is from the year 2007 forward (with limited exceptions). The General Partner has determined that there were no uncertain tax positions as of December 31, 2010.

Clearing Agreement

The Partnership clears certain of its investments through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Partnership and the clearing broker, the clearing broker has the right to charge the Partnership for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Partnership has no maximum amount and applies to all trades executed through the clearing broker, the Partnership believes that there is no determinable amount assignable to this right. At December 31, 2010, the Partnership has recorded no liabilities with regard to this right.

In addition, the Partnership has the right to pursue collection or performance from the counterparties who do not perform their contractual obligations. The Partnership monitors the credit standings of the clearing broker and all counterparties with which it conducts business.

Use of Estimates and Indemnifications

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this consolidated financial statement. Actual results could differ from those estimates.

In the normal course of business, the Partnership enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Partnership's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Partnership that have not yet occurred. However, based on experience, the Partnership expects the risk of loss to be remote.

3. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2010 consist of the following:

Securities borrowed	$	734,659,212
Securities purchased under agreements to resell		34,000,000
Other amounts due from brokers, dealers and clearing organizations		5,734,742
Total receivable	$	774,393,954
Securities loaned	$	781,446,408
Other amounts payable to brokers, dealers and clearing organizations		2,975,775
Total payable	$	784,422,183

The Partnership has loaned to brokers and dealers, securities having a market value of $753,175,039. In addition, the Partnership has borrowed from brokers and dealers, securities having a market value of $778,614,456.

4. Investments Owned and Investments Sold, but Not Yet Purchased

Under authoritative guidance under US GAAP on accounting for transfers of financial assets and repurchase financing transactions, investments owned which can be resold or re-hypothecated by the holder have been reclassified on the Consolidated Statement of Financial Condition to investments owned and held by clearing broker.

Investments sold, but not yet purchased, represent obligations of the Partnership to deliver specified investments at the contracted prices and thereby create a liability to repurchase the investments in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet market risk, as the Partnership's ultimate obligation to satisfy investments sold, but not yet purchased, may exceed the amount recognized in the consolidated financial statement.

5. Bank Loans

Bank loans at December 31, 2010 consist of demand loans of $5,000, which bear interest at a rate of 1.45%. Such loans are collateralized by certain of the Partnership's marketable investments which are valued at $285,440 as of December 31, 2010.

6. Financial Instruments

Effective January 1, 2009, the Partnership adopted amendments to authoritative guidance on disclosures about derivative instruments and hedging activities which require that the Fund disclose: a) how and why an entity uses derivative instruments, b) how derivative instruments and related hedged items are accounted for and c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows.

The Partnership enters into transactions in derivative financial instruments with varying degrees of off-balance sheet risk as part of its normal proprietary trading activities and in order to reduce its exposure to market risk in connection with these activities. The values of these instruments are a function of the underlying securities values and volatilities and interest rates. These transactions include the purchases and sales of equity option contracts. A buyer of an option has the right to purchase (in the case of a call

option) or sell (in the case of a put option) a specified quantity of a specific financial instrument at a specified price prior to or on a specified expiration date. A writer of an option is exposed to the risk of loss if the market price of the underlying financial instrument declines (in the case of a put option) or increases (in the case of a call option). A writer of a call option can never profit by more than the premium paid by the buyer, but can lose an unlimited amount.

The Partnership may enter into contracts for differences ("CFD") as part of its investment strategies. A CFD is an agreement between two parties to exchange the difference between the opening price and the closing price of an underlying security, at the close of the contract, multiplied by the number of shares specified within the contract. Such transactions are stated at fair value and are subject to margin and collateral requirements as stipulated by the counterparty.

The following table lists fair value of derivatives by contract type as included on the Consolidated Statement of Financial Condition.

	Notional/ contractual amount	Gross Derivative Assets	Gross Derivative Liabilities
Equity options	$ 229,600	$ -	$ -
Warrants and Rights	$ 397,640	$ 152,071	$ -

The majority of the Partnership's transactions relate to trading in quoted securities on national securities exchanges with a diverse group of corporate and institutional counterparties. The securities loaned and securities borrowed transactions are collateralized and executed with major domestic and international brokers and dealers. The Partnership's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations for such transactions can be directly impacted by a volatile trading market which may impair the counterparties' ability to satisfy their obligations to the Partnership. Securities loaned and securities borrowed transactions are entered into to facilitate the trading operations and as part of a conduit business. Exposure is monitored on a daily basis, with additional collateral obtained or refunded as necessary.

7. Fair Value Measurement

In accordance with the authoritative guidance on Fair Value Measurements and Disclosures under US GAAP, the Partnership establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under Fair Value Measurements are as follows:

Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access at the measurement date;

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3 Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the General Partner. The General Partner considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the General Partner's perceived risk of that instrument.

Investments whose values are based on quoted market prices in active markets, and are therefore classified within level 1, include active listed equities and listed equity options. The General Partner does not adjust the quoted price for such instruments, even in situations where the Partnership holds a large position and a sale could reasonably impact the quoted price.

Investments that trade in markets that are not considered to be active, but are valued based on quoted market prices, dealer quotations or alternative pricing sources supported by observable inputs are classified within level 2. As level 2 investments are not traded in active markets and/or are subject to transfer restrictions, valuations may be adjusted to reflect illiquidity and/or non-transferability, which are generally based on available market information.

Investments classified within level 3 have significant unobservable inputs, as they trade infrequently or not at all. Level 3 instruments include warrants on non public entities and securities which are non-transferable. When observable prices are not available for these securities, the General Partner uses one or more valuation techniques (e.g., the market approach or the income approach) for which sufficient and reliable data is available. Within level 3, the use of the market approach generally consists of using comparable market transactions, while the use of the income approach generally consists of the net present value of estimated future cash flows, adjusted as appropriate for liquidity, credit, market and/or other risk factors.

The inputs used by the General Partner in estimating the value of level 3 investments include the original transaction price, recent transactions in the same or similar instruments, completed or pending third-party transactions in the underlying investment or comparable issuers, subsequent rounds of financing, recapitalizations and other transactions across the capital structure, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows. Level 3 investments may also be adjusted to reflect illiquidity and/or non-transferability, with the amount of such discount estimated by the General Partner in the absence of market information. The fair value measurement of level 3 investments does not include transaction costs that may have been capitalized as part of the security's cost basis. Assumptions used by the General Partner due to the lack of observable inputs may significantly impact the resulting fair value and therefore the Partnership's results of operations.

The following table presents the financial instruments carried on the Consolidated Statement of Financial Condition by caption and by level within the valuation hierarchy as of December 31, 2010.

	Assets at Fair Value as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
Investments owned, at fair value	$ 88,169,652	$ -	$ 163,505	$ 88,333,157
Total	$ 88,169,652	$ -	$ 163,505	$ 88,333,157

	Liabilities at Fair Value as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
Investments sold, but not yet purchased, at fair value	$ (32,636,077)	$ -	$ -	$ (32,636,077)
Total	$ (32,636,077)	$ -	$ -	$ (32,636,077)

The following table includes a rollforward of the amounts for the year ended December 31, 2010 for financial instruments classified within level 3. The classification of a financial instrument within level 3 is based upon the significance of the unobservable inputs to the overall fair value measurement. There were no transfers between the levels of the valuation hierarchy during the period ended December 31, 2010.

	Fair Value Measurements using Level 3 Inputs
Investments owned	
Balance at December 31, 2009	$ 146,449
Net purchases and sales	-
Gains/(Losses)	
Realized	-
Net change in unrealized gain	17,056
Balance at December 31, 2010	$ 163,505

Net change in unrealized gain relates to those financial instruments held by the Partnership at December 31, 2010.

8. Commitments and Contingencies

The Partnership is obligated under lease commitments for its office space, which expire in 2013. The leases contain provisions for operating and tax escalations based on increased costs by the lessor. The minimum rental commitments under these leases at December 31, 2010 are as follows:

Year ended December 31,	
2011	$ 605,085
2012	584,372
2013	145,628
	$ 1,335,085

At December 31, 2010, the Partnership is contingently liable for letters of credit aggregating $1,014,750, none of which are collateralized by any of the Partnership's marketable securities. Such letters of credit are primarily used to satisfy margin deposits at clearing organizations. In addition, at December 31,

2010, the Partnership had $8,670,330 of investments owned, which have been deposited as collateral with a clearing organization to satisfy margin deposits.

9. Related Party Transactions

In the normal course of business, the Partnership pays certain expenses on behalf of its affiliated entities. The timing and payment of these amounts periodically causes payables and receivables between the Partnership and the affiliated entities.

The Partnership provides administrative services to certain affiliated entities. The Partnership is reimbursed for all expenses incurred in connection with the provision of services to such affiliated entities. As stipulated in the Partnership's service agreement, the Partnership receives a monthly fee based upon the net assets of the affiliated entities.

In January 2010, the Partnership entered into a consulting agreement with GSL Advisors, LLC ("GSL"), a newly formed Delaware limited liability company controlled by the General Partner. GSL ceased operations in November 2010.

During the course of the year, the Partnership borrowed certain securities from KDC Distressed and High Income Master Fund, CV ("KDC Distressed"), an entity controlled by the General Partner, pursuant to a Master Securities Lending Agreement. The value of the collateral advanced for such borrow is $75,000 at December 31, 2010. The market value of the securities borrowed at December 31, 2010 is $57,150.

At December 31, 2010, approximately $72.2 million of limited partners' capital is owned or controlled by members or affiliates of the General Partner. Of this amount, approximately $71.8 million relates to investments by two partnerships organized and managed by the General Partner, where substantially all the limited partners are unaffiliated investors.

Other assets at December 31, 2010 include receivables from affiliated entities totaling approximately $398,000.

Withdrawals payable as of December 31, 2010 include $255,182 payable to the General Partner.

10. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1 or "the Rule"), which requires the maintenance of minimum net capital. The Partnership has elected to use the alternative method permitted by the Rule, which requires that it maintain minimum net capital, as defined, of $250,000. The Partnership has net capital of $71,235,458 at December 31, 2010, which exceeds requirements by $70,985,458.

Anticipated partners' capital withdrawals of approximately $6.1 million are expected within the six months following December 31, 2010.

The Partnership claims exemption under the exemptive provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(2)(i), since it maintains no customer accounts.

11. Subsequent Events

For the period January 1, 2011 through February 25, 2011, there were additional capital contributions and withdrawals of approximately $7.2 million and $21.9 million, respectively, which include withdrawals payable of $20,982,916, presented on the Consolidated Statement of Financial Condition.

On or about March 1, 2011, the Partnership anticipates spinning off the merger arbitrage strategy and associated assets and liabilities, and will continue that business in an industry standard hedge fund structure. The securities lending business will remain in the Partnership and will continue to operate as a registered broker-dealer. As part of this reorganization, KDC Merger Arbitrage Fund, LP will change its name to KDC Securities, LP.

KDC Merger Arbitrage Fund, LP

Consolidated Statement of Financial Condition

December 31, 2010

KDC Merger Arbitrage Fund, LP
Index
December 31, 2010

	Page(s)
Report of Independent Auditors	1
Consolidated Financial Statement	
Consolidated Statement of Financial Condition	2
Consolidated Condensed Schedule of Investments	3–5
Notes to Consolidated Statement of Financial Condition	6–14

pwc

Report of Independent Auditors

To the Partners of KDC Merger Arbitrage Fund, LP

In our opinion, the accompanying consolidated statement of financial condition, including the consolidated condensed schedule of investments, presents fairly, in all material respects, the financial position of KDC Merger Arbitrage Fund, LP and its subsidiary at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the General Partner. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by the General Partner, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2011